ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-133007
Dated January 7, 2009



Optimization

Barrier Optimization Securities with Partial Protection Linked to the iShares® MSCI EAFE Index Fund

Tactical Market Exposure to Complement Traditional Investments

HSBC USA Inc. $• Securities linked to the iShares® MSCI EAFE Index Fund due February 3, 2010

Investment Description

These Barrier Optimization Securities with Partial Protection Linked to the iShares® MSCI EAFE Index Fund are notes issued by HSBC USA Inc., which we refer to as the "securities". The securities are designed to provide exposure to the potential positive performance of the iShares® MSCI EAFE Index Fund (the "index fund"), subject to the return barrier. If the fund return is greater than zero over the term of the securities and the closing price of the index fund is never above the fund barrier on any day during the observation period, at maturity, for each security you will receive an amount equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the fund return multiplied by (iii) the participation rate of 100.00%. If the fund return is between 0% and -25%, inclusive, and the closing price of the index fund is never above the fund barrier on any day during the observation period, at maturity, for each security you will receive the principal amount. If the fund return is less than -25% and the closing price of the index fund is never above the fund barrier on any day during the observation period, at maturity, per security you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the fund return is less than -25%. If the closing price of the index fund is above the fund barrier on any day during the observation period, at maturity, for each security you will receive the principal amount plus a conditional coupon equal to 3.00% of the principal amount. **Investing in the securities involves significant risks. You may lose up to 75% of your initial investment. The partial principal protection feature applies only if you hold the securities to maturity. Any payment on the securities, including any principal protection feature, is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

❑ **Growth Potential:** The securities provide the opportunity to receive equity returns by providing exposure to the potential positive performance of the index fund, subject to the return barrier.

❑ **Partial Protection of Principal:** At maturity, investors will receive principal protection for the first 25% decline in the basket and 1 for 1 exposure to any negative performance of the index fund below -25%. **Partial principal protection only applies if the securities are held to maturity, and is subject to creditworthiness of the Issuer.**

❑ **Conditional Coupon:** If the closing price of the index fund is above the fund barrier on *any* day during the observation period, at maturity, for each security you will receive the principal amount plus a conditional coupon equal to 3.00% of the principal amount. Any payment on the securities is subject to the creditworthiness of the issuer.

Key Dates[1]

Trade Date	January 27, 2009
Settlement Date	January 30, 2009
Final Valuation Date[2]	January 28, 2010
Maturity Date[2]	February 3, 2010

[1] Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.

[2] Subject to postponement in the event of a market disruption event.

Security Offerings

We are offering Barrier Optimization Securities with Partial Protection Linked to the iShares® MSCI EAFE Index Fund. The return on the securities is subject to, and will in no event exceed, the return barrier of between 35.00% and 40.00% (to be determined on the trade date) and, accordingly, any return at maturity will not exceed the return barrier. The securities are offered at a minimum investment of $1,000.

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See "Key Risks" on page 7 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the index fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus addendum, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 13 for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	100%	1.25%	98.75%
Total	●	●	●

UBS Financial Services Inc.

HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one security offering linked to the index fund identified on the cover page. The index fund described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the securities being offered hereby are "notes" for purposes of the prospectus supplement. As a purchaser of a security, you will acquire an investment instrument linked to the index fund. Although the security offering relates to the index fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index fund, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 7 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ Prospectus supplement dated October 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦ Prospectus addendum dated December 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

♦ Prospectus dated April 5, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, references to the "prospectus addendum" mean the prospectus addendum dated December 12, 2007 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

♦ You seek an investment with a return linked to the performance of the index fund and you believe the price of the index fund will increase moderately over the term of the securities - meaning that such an increase is unlikely to exceed the return barrier indicated herein at maturity.

♦ You are willing and able to lose 1% of your principal amount for every 1% that the fund return is less than -25% if the price of the index fund never closes above the fund barrier during the term of the securities.

♦ You are willing to forgo dividends paid on the stocks included in the underlying index of the index fund.

♦ You are willing to hold the securities to maturity and are aware that there may be little or no secondary market for the securities.

♦ You do not seek current income from this investment.

♦ You are willing to invest in securities for which your potential return is capped at the return barrier.

♦ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

♦ You do not believe the price of the index fund will moderately increase over the term of the securities, or you believe the price of the index fund will increase by more than the indicated return barrier at maturity.

♦ You seek an investment whose return is not subject to a cap that is equal to the return barrier of between 35.00% and 40.00% (to be determined on the trade date).

♦ You seek an investment that is 100% principal protected.

♦ You prefer to receive the dividends paid on stocks included in the underlying index of the index fund.

♦ You are unable or unwilling to hold the securities to maturity.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from this investment.

♦ You seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms	
Issuer	HSBC USA Inc. (Aa3/AA-/AA)[1]
Principal Amount	$10.00 per security
Term	12 months (369 days)
Payment at Maturity	You will receive a cash payment at maturity linked to the performance of the index fund during the term of the securities. **If the fund return is greater than zero and the closing price of the index fund is never above the fund barrier on any day during the observation period**, at maturity, for each security you will receive an amount equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the fund return multiplied by (iii) the participation rate: $10 + [$10 x fund return x participation rate] **If the fund return is between 0% and -25%, inclusive, and the closing price of the index fund is never above the fund barrier on any day during the observation period,** at maturity, for each security you will receive the principal amount: $10 **If the fund return is less than -25% and the closing price of the index fund is never above the fund barrier on any day during the observation period**, at maturity, for each security you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the fund return is less than -25%: $10 + [$10 x (fund return + 25%[2])] **If the closing price of the index fund is above the fund barrier on any day during the observation period**, at maturity, for each security you will receive the principal amount plus the conditional coupon: $10 + Conditional Coupon
Participation Rate	100.00%
Conditional Coupon	3.00% of the principal amount
Fund Barrier	Fund starting price x (1 + return barrier)
Return Barrier	35.00% to 40.00% (to be determined on the trade date).
Fund Return	$$\frac{\text{Fund ending price} - \text{fund starting price}}{\text{fund starting price}}$$
Fund Starting Price	●, representing the closing price of the index fund on the trade date, as determined by the calculation agent.
Fund Ending Price	The closing price of the index fund on the final valuation date, as determined by the calculation agent.
Closing Price	The closing price on any scheduled trading day will be the official closing price of one share of the index fund on such scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page "EFA UP <EQUITY>".
Observation Period	The period beginning on, and including, the trade date and ending on, and including the final valuation date.



Determining Payment at Maturity

Determine the fund return on the final valuation date.

The percentage change from the fund starting price to the fund ending price.

Did the closing price of the index fund exceed the fund barrier on any day during the observation period? — **Yes** →

At maturity, for each security you will receive the principal amount plus the conditional coupon:

$10 + Conditional Coupon

No

Is the fund return greater than zero? — **Yes** →

At maturity, you will receive your principal plus a positive return equal to the product of (i) the principal amount multiplied by (ii) the fund return multiplied by (iii) the participation rate:

$10 + [$10 x fund return x participation rate]

No

Is the fund return equal to zero? — **Yes** →

At maturity, you will receive the principal amount of $10.00 per security.

No

Is the fund return less than zero but greater than -25%? — **Yes** →

At maturity, you will receive the principal amount of $10.00 per security.

No

Is the fund return less than -25%? — **Yes** →

At maturity, you will receive the principal amount reduced by 1% for every 1% that the fund return is less than -25%, calculated as follows:

$10 + [($10 x fund return + 25%)]

As such, you could lose up to 75% of the principal amount of your securities depending on how much the price of the index fund decreases over the term of the securities.

---

[1] HSBC USA Inc. is rated Aa3 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the fund ending price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

[2] Principal protection is provided by HSBC USA Inc. and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations as they come due.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in the index fund.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity as long-term capital gain or loss. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

However, if the index fund closes above the fund barrier on any trading day during the observation period, a holder is certain to receive its principal plus the conditional coupon at maturity. In this case, it is possible that a U.S. holder would be treated as exchanging its securities for a debt instrument of the issuer on that specific trading day. If a U.S. holder is so treated, the U.S. holder would recognize capital gain or loss equal to the difference between the fair market value of the securities (which would generally equal the trading price of the securities) on the date that the index fund closes above the fund barrier over the U.S. holder's tax basis in its securities (which would generally equal its purchase price). Any such capital gain or loss would be short-term capital gain or loss if the U.S. holder's holding period at the time of the deemed exchange is 365 days or less. The issue price of the debt instrument would be equal to such fair market value, and the U.S. holder's holding period for the debt instrument would begin on the following day. See "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement for certain U.S. income tax considerations generally applicable to debt instruments. In particular, if the remaining term of the securities beginning on the date following the date the index fund closes above the fund barrier is 365 days or less, see "Certain U.S. Federal Income Tax Considerations — Short-Term Debt Instruments" in the prospectus supplement, and if the remaining term of the securities beginning on the date following the date the index fund closes above the fund barrier is 366 days or greater, see "Certain U.S. Federal Income Tax Considerations — Original Issue Discount" in the prospectus supplement.

Under the "constructive ownership" rules of section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the fund directly. However, because the U.S. holder does not share in distributions made on the fund, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the fund directly.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatments described above. For example, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes.   See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the index fund relative to its fund starting price. We cannot predict the fund ending price on the final valuation date or the closing price of the index fund on any other scheduled trading day. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities.

The following scenario analysis and examples assume a fund starting price of 45.00, a participation rate of 100.00%, a return barrier of 37.50%, a fund barrier of 61.88 and a conditional coupon of 3.00%, (the actual participation rate, return barrier and fund barrier will be determined on the trade date) and a range of possible fund returns from +50.00% to -50.00%.

Example 1 — **The price of the index fund increases from a fund starting price of 45.00 to a fund ending price of 54.00.** The fund return is calculated as follows:

$$(54.00-45.00) / 45.00 = 20.00\%$$

Because the fund return is greater than zero over the term of the notes and the closing price of the index fund is never above the fund barrier on any day during the observation period, the payment at maturity is calculated as follows:

$10.00 + [$10.00 x fund return x participation rate]

=$10.00 + [$10.00 x 20.00% x 100.00%]

=$10.00 + $2.00

=$12.00

Example 2 — **The price of the index fund decreases from a fund starting price of 45.00 to a fund ending price of 40.50.** The fund return is calculated as follows:

$$(40.50-45.00) / 45.00 = -10.00\%$$

Because the fund return is between 0% and -25%, inclusive, and the closing price of the index fund is never above the fund barrier on any day during the observation period, at maturity, for each security you will receive the principal amount:

=$10.00

Example 3 — **The price of the index fund decreases from a fund starting price of 45.00 to a fund ending price of 27.00.** The fund return is calculated as follows:

$$(27.00-45.00) / 45.00 = -40.00\%$$

Because the fund return is less than -25% and the closing price of the index fund is never above the fund barrier on any day during the observation period, at maturity, for each security you will receive an amount equal to the principal amount reduced by 1% for every 1% by which the fund return is less than -25%, and the payment at maturity is calculated as follows:

$10.00 + [$10.00 x (fund return + 25.00%)]

=$10.00 + [$10.00 x (-40.00% +25.00%)]

=$10.00 + [$10.00 x -15.00%]

=$10.00 -$1.50

=$8.50

Example 4 — **The price of the index fund increases from a fund starting price of 45.00 to a fund ending price of 59.85. In addition, the closing price of the index fund is above the fund barrier on at least one day during the observation period.** The fund return is calculated as follows:

$$(59.85 -45.00) / 45.00 = 33.00\%$$

Because the index fund has closed above the fund barrier on at least one day during the observation period, they payment at maturity is calculated as follows:

$10.00 + conditional coupon

=$10.00 + ($10.00 x 3.00%)

=$10.00 + $0.30

=$10.30

Example 5 — The price of the index fund decreases from a fund starting price of 45.00 to a fund ending price of 30.15. In addition, the closing price of the index fund is above the fund barrier on at least one day during the observation period. The fund return is calculated as follows:

$$(30.15 - 45.00) / 45.00 = -33.00\%$$

Because the index fund has closed above the fund barrier on at least one day during the observation period, they payment at maturity is calculated as follows:

$10.00 + conditional coupon

=$10.00 + ($10.00 x 3.00%)

=$10.00 + $0.30

=$10.30

Index Fund		Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]	
Fund Ending Price	Fund Return[3]	Payment at Maturity	Return on Securities at Maturity	Payment at Maturity	Return on Securities at Maturity
90.00	100.00%	N/A	N/A	$10.30	3.00%
85.50	90.00%	N/A	N/A	$10.30	3.00%
81.00	80.00%	N/A	N/A	$10.30	3.00%
76.50	70.00%	N/A	N/A	$10.30	3.00%
72.00	60.00%	N/A	N/A	$10.30	3.00%
67.50	50.00%	N/A	N/A	$10.30	3.00%
63.00	40.00%	N/A	N/A	$10.30	3.00%
61.88	37.50%	$13.75	37.50%	$10.30	3.00%
58.50	30.00%	$13.00	30.00%	$10.30	3.00%
54.00	20.00%	$12.00	20.00%	$10.30	3.00%
49.50	10.00%	$11.00	10.00%	$10.30	3.00%
45.00	0.00%	$10.00	0.00%	$10.30	3.00%
40.50	-10.00%	$10.00	0.00%	$10.30	3.00%
36.00	-20.00%	$10.00	0.00%	$10.30	3.00%
31.50	-30.00%	$9.50	-5.00%	$10.30	3.00%
27.00	-40.00%	$8.50	-15.00%	$10.30	3.00%
22.50	-50.00%	$7.50	-25.00%	$10.30	3.00%
18.00	-60.00%	$6.50	-35.00%	$10.30	3.00%
13.50	-70.00%	$5.50	-45.00%	$10.30	3.00%
9.00	-80.00%	$4.50	-55.00%	$10.30	3.00%
4.50	-90.00%	$3.50	-65.00%	$10.30	3.00%
0.00	-100.00%	$2.50	-75.00%	$10.30	3.00%

Scenario Analysis – hypothetical payment at maturity for each $10.00 principal amount of securities.

[1] The closing price is never above the fund barrier on any day during the observation period.

[2] The closing price is above the fund barrier on any day during the observation period.

[3] The fund return excludes any cash dividend payments.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **Partial Principal Protection Only Applies if You Hold the Securities to Maturity:** You should be willing to hold your securities to maturity. The partial principal protection feature only applies if you hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the price of the index fund has increased since the trade date.

♦ **The Securities are Not Fully Principal Protected and You May Lose Up to 75% of Your Investment:** The securities are not fully principal protected. The securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your securities if the closing price of the index fund is never greater than the fund barrier on any day during the observation period and the fund return is less than -25.00%. In that event, you will lose 1% of the original principal amount for each percentage point that the fund return is below -25.00%. Accordingly, you may lose up to 75.00% of your investment in the securities.

♦ **Maximum Gain:** You will not participate in any increase in the price of the index fund beyond the return barrier of between 35.00% and 40.00% (to be determined on the trade date). **YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE RETURN BARRIER**.

♦ **Lack of Liquidity:** The securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the securities, which will exclude any fees or commissions you paid when you purchased the securities and therefore will generally be lower than the price you paid when you purchased the securities.

♦ **No Interest or Dividend Payments or Voting Rights:** As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the underlying index of the index fund would have.

♦ **Price Prior to Maturity:** The market price of the securities will be influenced by many factors including the price of the index fund, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦ **Potential HSBC Impact on Price:** Trading or transactions by HSBC or its affiliates in the index fund, stocks comprising the underlying index of the index fund or in futures, options, exchange-traded funds or other derivative products on the index fund or stocks comprising the underlying index of the index fund, may adversely affect the market value of the stocks comprising the underlying index of the index fund, the price of the index fund, and, therefore, the market value of your securities.

♦ **Impact of Fees on Secondary Market Prices:** Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.

♦ **Potential Conflict of Interest:** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the underlying index and with the underlying index sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, who is the issuer of the securities, will determine the payment at maturity based on the observed fund ending price. The calculation agent can postpone the determination of the fund ending price and the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC:** HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities; and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the index fund, the level of the underlying index or the price of the stocks included in the underlying index, and therefore, the market value of the securities.

♦ **Credit of Issuer:** The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the securities.

♦ **The Index Fund and the Underlying Index are Different:** The performance of the index fund may not exactly replicate the performance of the MSCI EAFE® Index (the "underlying index"), because the index fund will reflect transaction costs and fees that are not included in the calculation of the underlying index. It is also possible that the index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. The index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **Currency Exchange Risk:** The prices of the stocks in the underlying index are converted into U.S. dollars in calculating the level of the underlying index. As a result, the holders of the securities will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities in the underlying index trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies.

Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks in the underlying index, and the value of the securities.

♦ **The Value of the Index Fund is Subject to Risks Associated with Foreign Securities Markets:** Because foreign companies or foreign equity securities included in the underlying index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **Uncertain Tax Treatment:** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the index fund. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity as long-term capital gain or loss. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

However, if the index fund closes above the fund barrier on any trading day during the observation period so that, at maturity, a U.S. holder will receive its principal plus the Conditional Coupon, it is possible that the U.S. holder would be treated as exchanging its securities for a debt instrument of the issuer on that date. If a U.S. holder is so treated, the U.S. holder would recognize capital gain or loss equal to the difference between the fair market value of the securities (which would generally equal the trading price of the securities) on the date that the index fund closes above the fund barrier over the U.S. holder's tax basis in its securities (which would generally equal its purchase price). Any such capital gain or loss would be short-term capital gain or loss if the U.S. holder's holding period at the time of the deemed exchange is 365 days or less. The issue price of the debt instrument would be equal to such fair market value, and the U.S. holder's holding period for the debt instrument would begin on the following day. See "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement for certain U.S. income tax considerations generally applicable to debt instruments. In particular, if the remaining term of the securities beginning on the date following the date the index fund closes above the fund barrier is 365 days or less, see "Certain U.S. Federal Income Tax Considerations — Short-Term Debt Instruments" in the prospectus supplement, and if the remaining term of the securities beginning on the date following the date the index fund closes above the fund barrier is 366 days or greater, see "Certain U.S. Federal Income Tax Considerations — Original Issue Discount" in the prospectus supplement.

Under the "constructive ownership" rules of section 1260 of the Code, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge to the extent that the U.S. holder is unable to demonstrate that it would have realized long-term capital gain had it held the index fund directly. However, because the U.S. holder does not share in distributions made on the index fund, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the index fund directly.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities. For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations".

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day on which a market disruption event does not exist. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date, and the calculation agent will determine the fund ending price on that date in good faith and in its sole discretion using its estimate of the exchange traded price for the index fund that would have prevailed but for that market disruption event. If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

> (i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, whether by reason of movements in price exceeding limits permitted by the relevant exchanges or related exchanges or otherwise, (A) relating to shares of the index fund, (B) relating to any security included in the underlying index of the index fund or (C) in futures or options contracts relating to the index fund or the underlying index of the index fund, on any related exchange; or

> (ii) Any event (other than any event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for shares of the index fund, (B) to effect transactions in, or obtain market values for any security included in the underlying index of the index fund, or (C) to effect transactions in, or obtain market values for, futures or options contracts relating to the index fund or the underlying index of the index fund on any relevant related exchange; or

> (iii) The closure on any scheduled trading day of any relevant exchange relating to shares of the index fund or relating to any security included in the underlying index of the index fund or any related exchange prior to its scheduled closing time unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day.

"Related exchange" means each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the index fund or the underlying index of the index fund has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the index fund or the underlying index of the index fund on such temporary substitute exchange or quotation system as on the original related exchange) on which futures or options contracts relating to the index fund or the underlying index of the index fund are traded where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index fund or the underlying index.

"Relevant exchange" means any exchange on which shares of the index fund or securities then included in the underlying index of the index fund trade.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

This free writing prospectus is not an offer to sell and it is not an offer to buy shares of the index fund or stocks comprising the underlying index of the index fund. All disclosures contained in this free writing prospectus regarding the index fund, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index fund or stocks comprising the underlying index contained in this free writing prospectus. You should make your own investigation into the index fund as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The iShares® MSCI EAFE Index Fund (the "index fund")

We have derived all information relating to the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components or components of the Underlying Index, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares").

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information.

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index (the "Underlying Index"). The Index Fund uses a representative sampling strategy to try to track the Underlying Index. The primary exchange for shares of the Index Fund is NYSE Arca, Inc. Barclays Global Fund Advisors ("BGFA") is the investment advisor to the Index Fund.

The Underlying Index is calculated, published and disseminated daily by Morgan Stanley Capital International Inc.("MSCI"), a majority-owned subsidiary of Morgan Stanley, and is comprised of the equity securities underlying the MSCI indices of selected countries in Europe, Australasia (Australia and Asia) and the Far East.

Representative Sampling

BGFA employs a technique known as representative sampling to track the Underlying Index. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the Underlying Index that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index. The Index Fund may or may not hold all of the securities that are included in the Underlying Index.

The Index Fund generally will invest at least 90.00% of its assets in the securities of its underlying index or in American Depositary Receipts, or other depositary receipts representing securities in the underlying index. The Index Fund may invest the remainder of its assets in securities not included in the Underlying Index, but which BGFA believes will help the Index Fund track the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Fund's portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements that apply to the Index Fund but not to the Underlying Index) or representative sampling.

Industry Concentration Policy

The Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the Underlying Index is so concentrated.

The graph below illustrates the performance of the index fund from 8/22/2002 to 1/05/09 as reported on the Bloomberg Professional® service. The historical prices of the index fund should not be taken as an indication of future performance.



The closing price of the index fund on January 5, 2009 was 44.63.

Certain ERISA Considerations

We urge you to read the "Certain ERISA Considerations" section in the Prospectus Supplement.

Delisting or Suspension of Trading in the Shares of the Index Fund; Termination of the Index Fund; and Discontinuation of the Underlying Index

A delisting shall be deemed to have occurred if, at any time during the period from and including the settlement date to and including the final valuation date, the relevant exchange announces that pursuant to the rules of such exchange, the index fund ceases (or will cease) to be listed, traded or publicly quoted on the relevant exchange for any reason (other than a merger event or tender offer) and are not immediately re-listed, re-traded or re-quoted on a U.S. exchange or quotation system. The effective date of such delisting shall be the date of the announcement of delisting by the relevant exchange.

If the shares of the index fund are delisted from, or trading of shares of the index fund is suspended on, the relevant exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the shares of the index fund (any such trading successor or substitute securities, the "successor shares"), such successor shares will be deemed to be the index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor shares, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the shares of the index fund are delisted from, or trading of the shares of the index fund is suspended on, the relevant exchange and successor shares that the calculation agent determines to be comparable to the shares of the index fund are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, and such successor or substitute security will be deemed to be such index fund for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of successor or substitute securities, the calculation agent will cause notice thereof to be furnished to us and the trustee and we will provide notice thereof to the registered holders of the securities.

If the index fund is liquidated or otherwise terminated (a "termination event"), the final value of the shares of the index fund on the final valuation date will be determined by the calculation agent in accordance with the general procedures last used to calculate the underlying index of the index fund prior to any such termination event. The calculation agent will cause notice of the termination event and calculation of the final value as described above to be furnished to us and the trustee and we will provide notice thereof to registered holders of the securities.

If a termination event has occurred with respect to the index fund and the underlying index sponsor discontinues publication of the underlying index and if the underlying index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the underlying index, then the level of the underlying index will be determined by reference to the level of that comparable index, which we refer to as a "successor underlying index." Upon any selection by the calculation agent of a successor underlying index, the calculation agent will cause notice to be furnished to us and the trustee and we will provide notice thereof of the selection of the successor underlying index to the registered holders of the securities.

If a termination event has occurred and the underlying index sponsor discontinues publication of the underlying index and a successor underlying index is not selected by the calculation agent or is no longer published from the date of the termination event up to and including the final valuation date, the level to be substituted for the underlying index on the final valuation date will be a level computed by the calculation agent for that date in accordance with the procedures last used to calculate the underlying index prior to any such discontinuance.

If a successor underlying index is selected or the calculation agent calculates a level as a substitute for the underlying index as described above, the successor underlying index or level, as the case may be, will be substituted for the underlying index for all purposes, including for purposes of determining whether a market disruption event occurs.

All determinations made by the calculation agent will be at the discretion of the calculation agent and will be conclusive for all purposes and binding on the holder of notes, absent manifest error.

"Underlying Index Sponsor" means Morgan Stanley Capital International Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated fund return. If a market disruption event exists with respect to the index fund on that scheduled trading day, then the accelerated final valuation date for the index fund will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.